Filed pursuant to Rule 433 Registration Statement No. 333-218604-02 FINANCIAL PRODUCTS FACT SHEET (T1714)

Offering Period: November 7, 2019 – November 25, 2019

Accelerated Barrier Notes due January 29, 2021

Linked to the Performance of the S&P 500® Index

Product Terms

•	If the Final Level is equal to or greater than the Initial Level, you will participate in the leveraged appreciation, if any, of the Underlying, subject to the Maximum Return.

•	If the Final Level is less than the Initial Level and a Knock-In Event has not occurred, you will receive the principal amount of the securities you hold at maturity.

•	If the Final Level is less than the Initial Level and a Knock-In Event has occurred, you will be fully exposed to any depreciation in the Underlying. You could lose your entire investment.

•	Any payment on the securities is subject to our ability to pay our obligations as they become due.

Issuer*:	Credit Suisse AG (“Credit Suisse”), acting through its London branch
Trade Date:	Expected to be November 26, 2019
Settlement Date:	Expected to be December 2, 2019
Underlying:	The S&P 500® Index
Upside Participation Rate**:	Expected to be 200%
Maximum Return**:	Expected to be 11.30%
Redemption Amount:	At maturity, for each $1,000 principal amount of securities x (1 + Security Performance Factor).
Security Performance Factor:	If (a) the Final Level is equal to or greater than the Initial Level, then the lesser of (i) the Maximum Return and (ii) Upside Participation Rate x the Underlying Return; or (b) the Final Level is less than the Initial Level and (i) a Knock-In Event has occurred, then the Security Performance Factor will equal the Underlying Return; or (ii) a Knock-In Event has not occurred, then the Security Performance Factor will equal zero.
Underlying Return:	Final Level – Initial Level Initial Level
Knock-In Level**:	Expect to be approximately 90% of the Initial Level
Knock-In Event:	Occurs if the Final Level is less than the Knock-In Level
Initial Level:	The closing level of the Underlying on the Trade Date
Final Level:	The closing level of the Underlying on the Valuation Date
Valuation Date:	January 26, 2021
Maturity Date:	January 29, 2021
CUSIP:	22551NA63
Fees:	Certain fiduciary accounts may pay a purchase price of at least $980 per $1,000 principal amount of securities. Credit Suisse Securities (USA) LLC and any agent (the “Agents”) may receive varying discounts and commissions of up to $20 per $1,000 principal amount of securities. The Agents may re-allow some or all of the discount on the principal amount per security on sales of such securities by other brokers or dealers. CSSU or another broker dealer will forgo some or all discounts and commissions with respect to the sales of securities into certain fiduciary accounts.

Credit Suisse currently estimates the value of each $1,000 principal amount of the securities on the Trade Date will be between $960 and $990 (as determined by reference to its pricing models and the rate it is currently paying to borrow funds through issuance of the securities (its “internal funding rate”)). A single estimated value reflecting final terms will be determined on the Trade Date.

* As used in this document, references to "we" or "our" are to Credit Suisse AG, as Issuer.

** To be determined on the Trade Date.

Certain Product Characteristics

•	Leveraged participation in the appreciation, if any, of the Underlying, subject to the Maximum Return.

•	Maximum Return expected to be 11.30%**

•	Upside Participation Rate expected to be 200%**

•	Return of principal amount of the securities you hold, if the Final Level is less than or equal to the Initial Level but greater than or equal to the Knock-In Level.

•	If a Knock-In Event has occurred, full downside participation in the depreciation of the Underlying.

•	Knock-In Level of approximately 90%** of the Initial Level.

Hypothetical Returns at Maturity

Underlying Return	Security Performance Factor(1)	Redemption Amount per $1,000 principal amount(1)(2)(3)
60%	11.30%	$1,113
50%	11.30%	$1,113
40%	11.30%	$1,113
30%	11.30%	$1,113
20%	11.30%	$1,113
10%	11.30%	$1,113
5.65%	11.30%	$1,113
5%	10%	$1,100
0%	0%	$1,000
-5%	-5%	$1,000
–10%	–10%	$1,000
–11%	–11%	$890
–20%	–20%	$800
–30%	–30%	$700
–40%	–40%	$600
–50%	–50%	$500
–60%	–60%	$400

(1)	Assumes an Upside Participation Rate of 200%** and a Maximum Return of 11.30%** (the bottom of the expected range).

(2)	The hypothetical Redemption Amounts set forth above are for illustrative purposes only and may not be the actual returns applicable to you. The numbers appearing in the table have been rounded for ease of analysis.

(3)	Assumes a Knock-In Level of 90%**

Certain Product Risks

•	Your investment may result in a loss of up to 100% of the principal amount of securities you hold. If a Knock-In Event has occurred you will be fully exposed to any depreciation in the Underlying.

•	The value of the securities and the payment of any amount due on the securities are subject to the credit risk of Credit Suisse.

•	The securities do not pay interest.

•	The return on the securities is affected by the Final Level and the occurrence of a Knock-In Event.

•	The probability that the Final Level will be less than the Knock-In Level will depend on the volatility of the Underlying.

•	Regardless of the amount of any payment you receive on the securities, your actual yield may be different in real value terms.

•	The maximum Redemption Amount of the securities at maturity for each $1,000 principal amount of securities is $1,000 multiplied by the sum of one plus the Maximum Return.

(See “Additional Risk Considerations” on the next page)

FINANCIAL PRODUCTS

FACT SHEET

Offering Period: November 7, 2019 – November 25, 2019

Accelerated Barrier Notes due November 25, 2019

Linked to the Performance of the S&P 500® Index

Additional Risk Considerations

•	Prior to maturity, costs such as concessions and hedging may affect the value of the securities.

•	Credit Suisse currently estimates that the value of the securities on the Trade Date will be less than the price you pay for the securities, reflecting the deduction of underwriting discounts and commissions and other costs of creating and marketing the securities.

•	If on the Trade Date the internal funding rate we use in structuring notes such as these securities is lower than the interest rate that is reflected in the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit spreads”), we expect that the economic terms of the securities will generally be less favorable to you than they would have been if our secondary market credit spread had been used in structuring the securities.

•	As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks.

•	The appreciation potential of the securities will be limited to the Maximum Return, even if the Final Level increases from the Initial Level by more than the Maximum Return.

•	The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Many factors, most of which are beyond the control of the Issuer, will influence the value of the securities and the price at which the securities may be purchased or sold in the secondary market. For example, the creditworthiness of the Issuer, including actual or anticipated downgrades to the Issuer’s credit ratings, may be a contributing factor.

•	We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and as agent for the Issuer of the securities, hedging our obligations under the securities and determining the estimated value of the securities. The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.

•	The securities will be affected by a number of economic, financial, political, regulatory, and judicial factors that may either offset or magnify each other.

•	As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions with respect to the equity securities comprising the Underlying. Your return on the securities will not reflect the return you would realize if you actually owned the equity securities that comprise the Underlying.

•	The U.S. federal tax consequences of an investment in the securities are unclear.

The risks set forth in the section entitled “Certain Product Risks” on the preceding page and this section “Additional Risk Considerations” are only intended as summaries of some of the risks relating to an investment in the securities. Prior to investing in the securities, you should, in particular, review the “Certain Product Risks” and “Additional Risk Considerations” sections herein, the “Selected Risk Considerations” section in the preliminary pricing supplement, and the “Risk Factors” section of the product supplement, which set forth risks related to an investment in the securities.

Additional Information

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated November 7, 2019, Underlying Supplement dated April 19, 2018, Product Supplement No. I–B dated June 30, 2017, Prospectus Supplement dated June 30, 2017 and Prospectus dated June 30, 2017, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. If the terms described in the applicable preliminary pricing supplement are inconsistent with those described herein, the terms described in the applicable preliminary pricing supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the preliminary pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

This fact sheet is a general description of the terms of the offering. Please see the full description in the applicable preliminary pricing supplement:

https://www.sec.gov/Archives/edgar/data/1053092/000095010319015280/dp115742_424b2-t1714.htm

You may access the underlying supplement, product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the preliminary pricing supplement.